August 16, 2005


Mail Stop 4561

Mr. Richard J. Verdiramo
President
RECOV Energy Corp.
3163 Kennedy Boulevard
Jersey City, NJ 07306

Re:	RECOV Energy Corp.
	Form 10-KSB for the year ended March 31, 2005
	Filed July 15, 2005
	File No. 0-30230

Dear Mr. Verdiramo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended March 31, 2005

Consolidated Financial Statements

Consolidated Income Statement, page 12

1. We note that in September 2002, you ceased operations of your wholly owned subsidiaries, AutoSmart USA, Inc. and AutoSmart Leasing,
Inc. Please advise us of the facts and circumstances resulting in the gain you recognized from the reduction of debt of discontinued subsidiary. Please identify the creditor in your response. Also, describe the terms under which you were released from this obligation and explain how you considered paragraph 16 of SFAS 140 in recognizing a gain on the transaction.

Consolidated Statement of Cash Flows, page 14

2. Please revise to present proceeds from the issuance of common stock as a financing activity pursuant to paragraph 19 of SFAS 95.

Note 3 - Details of Financial Statement Components, page 18

3. Please explain how you have applied the guidance in EITF 00-2 in accounting for website costs. Additionally, tell us the period over which you amortize these costs and how you test these assets for impairment. If you have recently tested them for impairment, please tell us the results of that test.

Note 7 - Related Party Transactions, page 19

4. We note that your notes payable are convertible into common stock at the rate of $0.185 per common share. Please advise us how you considered EITF 98-5 in accounting for the conversion feature. Based upon your disclosure, it appears that you have not allocated any proceeds to this item.

Consolidated Statement of Operations, page 22

5. We note that effective on the close of business on March 28, 2005, you implemented a reverse stock split of your common stock on the basis of twenty shares pre-consolidation for one share post-consolidation. Please revise your statement of operations to reflect the change in capital structure by retroactively restating basic and diluted loss per share for all periods presented. Refer to paragraph
54 of SFAS 128.

Item 8A - Controls and Procedures, page 34

6. Pursuant to Item 307 of Regulation S-B, please revise to disclose the conclusions of your president and principal accounting officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Exhibit 31 - Certifications

7. Please provide a separate certification for your principal financial officer pursuant to Item 601 of Regulation S-B.

*    *    *    *
      As appropriate, please amend your Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief
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Mr. Richard J. Verdiramo
RECOV Energy Corp.
August 16, 2005
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